FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of January, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F    X             Form 40-F
                          ---------                 ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes                        No           X
                          ---------                 ----------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                            NOTICE TO SHAREHOLDERS


     CEMIG's shareholders are hereby notified that during a meeting held on December 19, 2002, the Board of Directors approved the payment of interest on capital for fiscal year 2002, acting in accordance with Article 9 of Law No. 9249/95, of December 26, 1995. This payment will be in the aggregate amount of R$100,000,000.00 (one hundred million reais), which corresponds to R$0.616961414531193 per lot of one thousand shares, and will satisfy the minimum compulsory dividend payment requirement set forth in the first paragraph of Article 30 of CEMIG's By-laws. Manner and date of the payment shall be defined in the Ordinary General Shareholders' Meeting to be held on April 30, 2003.

     The shareholders entitled to the payment of interest on capital are those shareholders whose names appear in CEMIG's Nominative Shares Registration Book as of December 27, 2002. The payment will be subject to withholding income tax at the rate of 15%, in accordance with applicable law in Brazil; provided, however, that payments made to shareholders that are private pension entities may be legally exempt or immune from such tax.

     The trading value of the shares reflects the payment of interest on capital as of December 30, 2002.

                            Belo Horizonte, Brazil
                               December 19, 2002

                          Cristiano Correa de Barros
                          Investor Relations Officer

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                COMPANHIA ENERGETICA DE MINAS
                                GERAIS - CEMIG




                                By:   /s/  Cristiano Correa de Barros
                                      -------------------------------------
                                      Name:    Cristiano Correa de Barros
                                      Title:   Chief Financial Officer





Date:     January 8, 2003